Exhibit 99.3

November 30, 2011

The Board of Directors
GreenHouse Holdings, Inc.
5171 Santa Fe Street, Suite I
San Diego, CA 92109

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated holders of GreenHouseHoldings, Inc. (“GreenHouse”) common stock as a result of the proposed merger (the “Merger”) with Premier Alliance Group, Inc. (“Premier”).  Pursuant to the Letter of Intent, dated September 16, 2011, between GreenHouse and Premier, all of the issued and outstanding shares of capital stock of GreenHouse (excluding options and warrants) will be converted into the right to receive a number of newly issued shares of Premier’s common stock representing forty percent (40%) of Premier’s issued and outstanding shares of common stock immediately following the Merger, including the Merger Shares (as defined below), subject to adjustment resulting from the conversion of a $500,000 note of GreenHouse held by Premier (excluding options and warrants).  Certain affiliates and insiders of GreenHouse have agreed that their shares (the “Merger Shares”) will be placed into an escrow account for a fifteen (15) month period, and will be released on a quarterly, pro rata basis to the escrowees, but only upon attainment of certain cumulative revenue goals for GreenHouse post-merger.

Watts Capital, LLC (“Watts”), as part of its investment banking business, performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions.  Watts has been retained by the Board of Directors of GreenHouse for the sole purpose of providing an opinion to the unaffiliated shareholders of GreenHouse as to the fairness of the Merger from a financial point of view and will receive compensation in connection with our services.  Wattshas not acted as financial advisor to GreenHouse nor will it receive any compensation for providing any financial advice to GreenHouse.  No portion of our fee is contingent upon the successful completion of the proposed Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of GreenHouse and Premier and the Merger, including among other things, the following: (i) the Letter of Intent; (ii) the draft merger agreement (the “Merger Agreement”); (iii) historical publicly available business and financial information concerning GreenHouse and Premier; (iv) the financial projections prepared by certain members of management at GreenHouse and Premier; (v) discussions with certain members of management at GreenHouse and Premier on the business, financial condition, results of operations and future prospects of their companies; (vi) the terms of recent merger and acquisition transactions, to the extent publicly available, involving companies that certain members of management deemed comparable to GreenHouse and Premier; and (vii) other financial information concerning the businesses and operations of GreenHouse and Premier furnished to us by GreenHouse and Premier for purposes of our analysis.  In addition, we have compared certainfinancial and stock market information for GreenHouse and Premier with similar information for certain other companies the securities of which are publicly traded.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy.  We have relied upon the management of GreenHouse and Premier as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.  We are providing a fairness opinion only and have relied upon, without independent verification, the assessments of GreenHouse and its legal, tax and accounting advisors with respect to such matters.

We have assumed that, in all respects material to our analyses, (i) the proposed Merger will be completed substantially in accordance with the terms set forth in the Merger Agreement;(ii) the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct; (iii) each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications; (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger; and (vi) the Merger is, and will be, in compliance with all laws and regulations that are applicable to parties to the Merger and that there would be no change in applicable law or regulation that would cause a material adverse change in the prospects or operations of the combined company after the Merger.

Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of GreenHouse to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to GreenHouse.This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the unaffiliated holders of the Common Shares of Greenhouse.We express no view or opinion as to any terms or other aspects of the Merger.Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of GreenHouse’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of GreenHouse.  In addition, this opinion does not in any manner address the prices at which the Premier Common Stock will trade following the consummation of the Merger and we express no opinion as to how the stockholders of GreenHouse should vote at the stockholders’ meeting to be held in connection with the Merger.

Watts Capital, LLC • 1350 Avenue of the Americas, 4th Floor New York, NY 10019 • www.wattscapital.com

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except as set forth in our engagement letter with the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received from the proposed Merger is fair, from a financial point of view, to the unaffiliated holders of the GreenHouse common stock.

Very truly yours,

Watts Capital, LLC
Watts Capital, LLC

Watts Capital, LLC • 1350 Avenue of the Americas, 4th Floor New York, NY 10019 • www.wattscapital.com